UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

TARO PROVIDES RESULTS FOR YEAR ENDED MARCH 31, 2024

Hawthorne, NY, May 20, 2024 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the quarter and year ended March 31, 2024.

Quarter ended March 31, 2024 Highlights ─ compared to March 31, 2023

•
Net sales of $164.9 million increased $18.4 million, or 12.5%, principally due to new launches and gross-to-net (“GTN”) adjustments. Excluding the impact of GTN adjustments, sales growth was high single digits.
•
Gross profit of $87.4 million (53.0% of net sales) compared to $75.7 million (51.6% of net sales).
•
Research and development (R&D) expenses of $20.5 million increased $4.2 million.
•
Selling, marketing, general and administrative expenses (SG&A) of $58.1 million included certain one-time charges of $1 million related to the Special Committee that was established by the Board to consider the proposal submitted by Sun Pharmaceutical Industries Ltd. on May 26, 2023. Excluding these charges, SG&A increased $7.0 million.
•
Operating income was $ 8.8 million; excluding the impact from the GTN adjustments and the certain one-time charges for the quarter, the decline in the operating income was even higher.
•
Interest and other financial income of $15.8 million increased $7.8 million.
•
Tax expense of $11.2 million compared to a tax expense of $11.0 million.
•
Net income attributable to Taro was $15.1 million compared to net income of $6.9 million, resulting in earnings per share of $0.40 compared to earnings per share of $0.18. Excluding the impact from the certain one-time charges, net income was $16.1 million, resulting in diluted earnings per share of $0.43.

Year ended March 31, 2024 Highlights ─ compared to March 31, 2023

•
Net sales of $629.2 million increased $56.2 million or 9.8%, principally due to new launches and one-time GTN adjustments. Excluding these adjustments, the sales growth was mid-single-digits.
•
Gross profit of $305.0 million (48.5% of net sales compared to 46.8%) increased $36.6 million.
•
R&D expenses of $64.5 million increased $12.3 million.
•
SG&A of $219.0 million included certain one-time charges of $14.2 million related to the aforementioned certain one-time charges and transitional expenses for the relocation of our Alchemee operations from California to New York. Excluding these charges, SG&A was $204.7 million, increased 3.2% above the prior year.
•
Operating income was $21.5 million; excluding the impact from the GTN adjustments and the certain one-time charges during the current year, the resulting operating income was lower than the previous year.
•
Interest and other financial income of $56.2 million increased $35.3 million from $20.9 million..
•
Tax expense of $28.8 million compared to tax expense of $12.8 million, an increase of $16.0 million.
•
Net income attributable to Taro was $53.9 million compared to $25.4 million, resulting in earnings per share of $1.43 compared to earnings per share of $0.68. Excluding the impact from the certain one-time charges, net income was $66.3 million, resulting in diluted earnings per share of $1.77.

Cash Flow and Balance Sheet Highlights

•
Cash flow provided by operations for the year ended March 31, 2024 was $124.6 million compared to $31.8 million for the year ended March 31, 2023. Excluding the impact from certain one-time charges impacting both years, cash flow provided by operations was $137.0 million compared to $99.0 million for the year ended March 31, 2023.

•
As of March 31, 2024, cash and cash equivalents, short-term bank deposits and marketable securities (both short- and long-term) was $1.3 billion, or $82.2 million more than March 31, 2023.

The Company cautions that the foregoing 2024 financial information is unaudited and is subject to change.

************************

About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT

The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements, and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company. The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2025. Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements are applicable only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share data)

	Quarter Ended		Twelve Months Ended
	March 31,		March 31,
	2024	2023	2024	2023
Sales, net	$164,941	$146,587	$629,182	$572,952
Cost of sales	77,552	70,879	324,203	304,629
Impairment	—	—	23	—
Gross profit	87,389	75,708	304,956	268,323

Operating Expenses:
Research and development	20,478	16,306	64,536	52,243
Selling, marketing, general and administrative	58,127	50,128	218,935	198,366
Operating income *	8,784	9,274	21,485	17,714

Financial (income)/expense, net:
Interest and other financial income	(15,834)	(8,036)	(56,192)	(20,850)
Foreign exchange expense/(income)	588	469	(9)	2,813
Other gain, net	2,198	1,059	4,981	2,462
Income before income taxes	26,228	17,900	82,668	38,213
Tax expense	11,150	10,987	28,801	12,768
Net income *	$15,078	$6,913	$53,867	$25,445

Net income/ per ordinary share:
Basic and Diluted *	$0.40	$0.18	$1.43	$0.68

Weighted-average number of shares used to compute net income per share:
Basic and Diluted	37,584,891	37,584,891	37,584,891	37,584,891

May not foot due to rounding.

* For the quarter ended March 31, 2024, excluding the impact from the certain one-time charges of $1.0 million (see page one of release for a description), operating income was $9.8 million. compared to operating income of $8.8 million. Excluding the impact of the certain one-time charges, net income was $16.1 million, resulting in earnings per share of $0.43.

* For the full year ended March 31, 2024, excluding the impact from the certain one-time charges of $14.2 million (see page one of release for a description), operating income was $35.7 million compared to $21.5 million. Excluding the impact of the certain one-time charges, net income was $66.3 million, resulting in earnings per share of $1.77.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	March 31,
	2024	2023
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$362,909	$154,495
Short-term bank deposits	58,947	119,980
Marketable securities	457,495	575,814
Accounts receivable and other:
Trade, net	177,463	202,260
Other receivables and prepaid expenses	41,772	57,210
Inventories	204,817	226,669
TOTAL CURRENT ASSETS	1,303,403	1,336,428
Marketable securities	457,991	404,896
Property, plant and equipment, net	217,592	190,139
Deferred income taxes	83,397	103,672
Goodwill	17,231	17,231
Other assets	82,455	83,147
TOTAL ASSETS	$2,162,069	$2,135,513

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$44,664	$68,484
Other current liabilities	316,443	317,064
TOTAL CURRENT LIABILITIES	361,107	385,548
Deferred taxes and other long-term liabilities	7,956	19,106
TOTAL LIABILITIES	369,063	404,654

Taro shareholders' equity	1,793,006	1,730,859
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,162,069	$2,135,513

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Twelve Months Ended March 31,
	2024	2023
Cash flows from operating activities:
Net income	$53,867	$25,445
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	31,094	32,127
Impairment of long-lived assets	23	—
Realized loss on sale of long-lived assets	—	136
Change in derivative instruments, net	—	(24)
Adjustments to opening balance sheet (PPA)	—	(15,292)
Decrease in goodwill and intangible assets	242	—
Effect of change in exchange rate on marketable securities and bank deposits	(86)	2,291
Deferred income taxes, net	19,148	16,802
Decrease in trade receivables, net	24,481	37,482
Decrease (increase) in inventories, net	21,728	(16,922)
Decrease in other receivables, income tax receivables, prepaid expenses and other	15,730	2,240
Decrease in trade, income tax, accrued expenses and other payables	(33,839)	(60,707)
(Income)/expense from amortization of marketable securities bonds, net	(7,833)	8,172
Net cash provided by operating activities	124,555	31,750

Cash flows from investing activities:
Purchase of plant, property & equipment, net	(53,971)	(17,553)
Investment in other intangible assets	(247)	(294)
Proceeds from (Investment in) short-term bank deposits, net	58,338	(72,394)
Proceeds from (Investment in) marketable securities, net	81,723	(33,315)
Investment in other investments	(1,500)	(2,000)
Net cash provided by (used in) investing activities	84,343	(125,556)

Effect of exchange rate changes on cash and cash equivalents	(483)	(2,833)
Increase (decrease) in cash and cash equivalents	208,415	(96,639)
Cash and cash equivalents at beginning of period	154,495	251,134
Cash and cash equivalents at end of period	$362,910	$154,495

Cash Paid during the year for:
Income taxes	$18,309	$4,175
Cash Received during the year for:
Income taxes	$12,931	$14,156
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$2,041	$1,242
Non-cash financing transactions:
Purchase of marketable securities, net	$4,602	$3,038

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2024

TARO PHARMACEUTICAL INDUSTRIES LTD.

By: /s/ Uday Baldota

Name: Uday Baldota

Title: Chief Executive Officer and Director